

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06026876



March 3, 2006

Gordon F. Bailey, III
Senior Counsel and Assistant Corporate Secretary
CSX Corporation
500 Water Street (C160)
Jacksonville, FL 32202

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2006

Re: CSX Corporation
Incoming letter dated January 4, 2006

Dear Mr. Bailey:

This is in response to your letters dated January 4, 2006 and January 5, 2006 concerning the shareholder proposal submitted to CSX by Victor Rossi. We also have received letters on the proponent's behalf dated January 5, 2006 and February 13, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

277948



500 Water Street (C160)
Jacksonville, FL 32202
Phone: (904) 359-3167
FAX: (904) 245-2204
E-Mail: Gordon_Bailey@CSX.com

Gordon F. Bailey, III
Senior Counsel and Assistant Corporate Secretary

January 4, 2006

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CSX Corporation: Omission of Stockholder Proposal Submitted by Mr. Victor Rossi

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporate Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if CSX Corporation ("CSX" or the "Company") omits from its 2006 proxy materials a stockholder proposal (the "2006 Proposal") submitted by Mr. Victor Rossi (the "Proponent"). The 2006 Proposal is enclosed herewith as Exhibit A. We have sent a copy of this letter to the Proponent as formal notice of our intent to exclude the 2006 Proposal.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with the 2006 Proposal.

CSX is organized under the laws of Virginia. The Virginia Stock Corporation Act (the "VSCA") requires a two-thirds shareholder affirmative vote to approve (i) a merger or share exchange, (ii) affiliated transactions with interested shareholders, which the VSCA defines as 10% beneficial holders of any class of voting shares of the Company, (iii) certain dispositions of a corporation's assets and (iv) dissolution. See Virginia Stock Corporation Act, VA. CODE ANN §§ 13.1-718; 13.1-726; 13.1-724; and 13.1-742 (2005), respectively. The VSCA allows corporations to lower these voting thresholds (but not to less than a majority vote) by including a specific provision in the Articles of Incorporation providing for a lower approval threshold. Currently, CSX is subject to these supermajority default provisions.

The 2006 Proposal recommends that CSX's Board of Directors (the "Board") "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible". The 2006 Proposal is, however, substantively identical to one submitted last year by the Proponent, a copy of which is enclosed herewith as Exhibit B (the "2005 Proposal"). The Company included the 2005 Proposal in its 2005 proxy materials, and it was approved by the shareholders. In response thereto, the Company is seeking the approval of the Company's shareholders to amend CSX's Amended and Restated Articles of Incorporation to eliminate the supermajority voting default rules. A draft of the relevant excerpt from the 2006 proxy materials and a draft of the proposed amendment are enclosed as Exhibits C and D respectively.

The Company believes that the 2006 Proposal has been "substantially implemented" and thus can be excluded under Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a shareholder proposal can be excluded "if the company has already substantially implemented the proposal". In this context, the 2006 Proposal calls for the Board to take steps to eliminate supermajority voting default rules. The CSX Board has "substantially implemented" the 2006 Proposal in response to the 2005 Proposal by taking steps necessary to provide the CSX shareholders the opportunity to eliminate the supermajority voting provisions referenced in the 2006 Proposal. See, e.g., The Home Depot, Inc. (March 28, 2002) (company could exclude a stockholder proposal to eliminate supermajority voting provisions under Rule 14a-8(i)(10) when it planned to submit for stockholder vote a management proposal on the same issue); cf. KeyCorp (March 13, 2002) (company could exclude a stockholder proposal to declassify the board under Rule 14a-8(i)(10) when it planned to submit for stockholder vote a management proposal on the same issue). Therefore, the 2006 Proposal is moot and may be excluded pursuant to Rule 14a-8(i)(10).

In addition, the Company believes that the Proposal is "substantially duplicative" of the Company's own proposal and can thus be excluded under Rule 14a-8(i)(11). Rule 14a-8(i)(11) provides that a shareholder proposal can be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting". The test for substantially duplicative proposals under Rule 14a-8(i)(11) is whether the "core issues" to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative even where such proposals differ as to terms and scope. See generally, Pacific Gas & Electric Company (February 1, 1993); Verizon Communications, Inc. (January 31, 2001); Freeport-McMoRan Copper & Gold, Inc. (February 22, 1999); Excel Industries, Inc. (January 26, 1999); and Pacific Enterprises (February 26, 1992).

The 2006 Proposal is clearly substantially duplicative of the Company's proposal. While the 2006 Proposal is stated in precatory rather than the mandatory terms of the Company's proposal, it has the same principal thrust and focus as the Company's proposal—to eliminate supermajority voting provisions. The 2006 Proposal is therefore duplicative and excludable under Rule 14a-8(i)(11).

Based on the foregoing, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if CSX omits the 2006 Proposal from its 2006 proxy materials under Rules 14a-8(i)(10) and 14a-8(i)(11).

We would very much appreciate a response from the Staff on this request as soon as practicable, and in all cases no later than February 17, 2006, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at 904-359-3167 or Juan Diaz at 904-366-4243.

Very truly yours,



Gordon F. Bailey, III

EXHIBIT A

Victor Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Michael J. Ward
Chairman
CSX Corporation (CSX)
500 Water Street
Jacksonville FL 32202

Dear Mr. Ward,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Victor Rossi 10/5/05

cc: Ellen M. Fitzsimmons
Corporate Secretary
PH: 904-633-1212
FX: 904-359-1216
FX: 904-366-4248
Gordon Bailey, III
Assistant Corporate Secretary
PH: 904-359-3167
FX: 904-245-2204

[November 7, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 66% vote to improve our corporate governance and 1% vote no — only 1% could force their will on our overwhelming 66% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- There were too many active CEOs on our board with 4 – Over-commitment concern.
- We had no Independent Chairman.
- Our directors can gain personal esteem through a $1 million director donation program – Conflict of interest concern.

- Two directors were rated "problem directors" by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm:
  1) Mr. Rice – due to his involvement with Sprint Corporation's board. Sprint's proposed merger with Worldcom led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed. Sprint was sued by shareholders and settled without admitting or denying wrongdoing.
  2) Mr. Ratcliffe – due to involvement with Mississippi Chemical Corporation's board, which filed under Chapter 11 Bankruptcy.

- Our lead director, Mr. Richardson had more than three-strikes:
  1) 13-years director tenure – Independence concern.
  2) Served on 4 boards – Over-commitment concern.
  3) Was a CEO – Over-commitment concern.
  4) Served on 2 boards rated "D" overall by The Corporate Library.
- The above is compounded by "problem director" Mr. Rice and "three-strikes" director Mr. Richardson having served on our key audit committee.
- Our Corporate Governance Committee chairman had 15-years tenure – Independence concern.
- Our new director Mr. Breaux had no recent director experience and may be more qualified as a consultant.

- Poison pill: A 2003 shareholder proposal (74% supporting vote) asked that a poison pill stand for shareholder approval. Our company had not implemented any such provision.
- Our full Board met 5-times in a year – Lack of commitment concern.
- Our directors can be elected with only one yes-vote from our 200 million voting shares.
- Three directors were allowed to hold from 4 to 6 director seats each – Over-extension concern.
- Four directors had more than 15 years tenure – Independence concern.

The above number of less-than-best practices above reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Victor Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Item 4: Shareholder Proposal Regarding Majority Vote

The following shareholder proposal has been submitted to the Company:

4 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Victor Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 67% vote of shares to make certain governance changes, if 66% vote yes and 1% vote no – only 1% could force their will on the overwhelming 66% majority. Such 67% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Charles Rice was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Rice's involvement with the board of directors of Sprint Corporation, the target of a shareholder lawsuit alleging director and executive misconduct related to Sprint's failed merger with Worldcom in 2000.
- David Ratcliffe was designated as a "problem director" due to his involvement with the board of Mississippi Chemical Corporation, which filed for bankruptcy.
- TCL's ratings for our company were:
  Overall Board Effectiveness = D
  Previous Overall Rating = D
  Board Composition = D
  Problem Directors = D

- Our Lead Director had 14 years director tenure – independence concern.
- Our Directors were still allowed to participate in a $1 million Charitable Gift Plan – independence concern.
- Our directors can still adopt a poison pill at virtually any time and potentially deny a shareholder vote on such a poison pill until after a proxy contest is decided contrary to shareholder value.

- Five directors were allowed to hold from 5 to 7 director seats each – over-extension concern.
- 2003 CEO pay of $4 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.cor/corporateamerica/paywatch/ceou/database.cfm
- Four directors were active CEOs elsewhere – CEO to fellow CEO-bias concern.

One Step Forward

The existence of the above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal

Adopt Simple Majority Vote
Yes on 4

APPROVAL OF AMENDMENT TO AMENDED AND RESTATED ARTICLES OF INCORPORATION ELIMINATING SUPERMAJORITY VOTING REQUIREMENTS

Our Board of Directors (the "Board") in its continuing review of corporate governance matters and after careful consideration has concluded that it is in the best interests of the company's shareholders to add a provision to the Amended and Restated Articles of Incorporation (the "Charter"), eliminating supermajority voting default rules. The Charter is currently silent as to the level of shareholder approval for mergers or share exchanges, affiliated transactions with interested shareholders, which the Virginia Stock Corporation Act (the "VSCA") defines as 10% beneficial holders of any class of voting shares of the Company, certain sales or dispositions of assets and dissolution. Under Virginia law, when a charter is silent in respect of these transactions, two-thirds shareholder approval is required in order to effect any of them. Virginia law, however, allows corporations to lower these voting thresholds (but not to less than a majority vote) by including a specific provision in the Articles of Incorporation providing for a lower approval threshold. In order to lower the threshold to majority approval for these transactions, the Charter must be amended to provide for such a lower threshold.

Accordingly, the Board has approved and recommends for approval by the Company's shareholders an amendment to the Charter that adds new articles that provide that any action on a matter involving:

(a) any plan of merger or share exchange for which the VSCA requires shareholder approval;

(b) an affiliated transaction under the VSCA with interested shareholders, defined as those beneficially owning more than 10% of any class of the outstanding voting shares of the Company;

(c) disposition of assets of the Company for which the VSCA requires shareholder approval; or

(d) the dissolution of the Company

shall require the approval, by the affirmative vote, of a majority of the votes entitled to be cast thereon.

This proposed addition to the Charter is attached to this Proxy Statement as Annex A.

Amending the voting requirements for mergers or share exchanges, certain sales or dispositions of assets and dissolution will require approval by the majority vote of the outstanding shares of the Company entitled to vote for the election of directors.

Amending the voting requirements for affiliated transactions with interested shareholders will require the affirmative vote of a majority of the shares entitled to vote thereon. Under the VSCA, shares that are owned by interested shareholders are not entitled to vote with respect to this amendment. Therefore, the affirmative vote of a majority of the shares of the shareholders of the Company (other than shares held by interested shareholders) is required to approve an amendment to the affiliated transactions voting rules.

All abstentions, broker non-votes, and failures to return a proxy card will have the same effect as a vote against this proposal.

If the proposal is approved by our shareholders, it will be effected by the filing of Amended and Restated Articles of Incorporation with the State of Virginia promptly after this Annual Meeting. It is possible only parts of this proposal are approved, in which case the Amended and Restated Articles of Incorporation as so filed with the State of Virginia will only reflect the parts of this proposal so approved.

The Board of Directors unanimously recommends that the shareholders vote "FOR" this proposal.

Amendment to the Amended and Restated Articles of
Incorporation of the Corporation approved May 3, 2006

The Amended and Restated Articles of Incorporation of CSX Corporation are hereby amended by adding the following new articles:

Article X

AFFILIATED TRANSACTIONS

The Corporation shall not be governed by Article 14 (Affiliated Transactions) of the Virginia Stock Corporation Act (the "VSCA"). Any action on a matter involving an affiliated transaction under the VSCA with interested shareholders (as defined by the VSCA) shall require the approval, by the affirmative vote, of a majority of the votes entitled to be cast thereon.

Article XI

OTHER VOTING MATTERS

Any action on a matter involving:

(a) a plan of merger or share exchange for which the VSCA requires shareholder approval;

(b) a disposition of assets of the Corporation for which the VSCA requires shareholder approval; or

(c) the dissolution of the Corporation

shall require the approval, by the affirmative vote, of a majority of the votes entitled to be cast thereon.

The preceding amendments were duly approved by the Corporation's shareholders at the annual meeting of the shareholders held on May 3, 2006.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, January 05, 2006 12:28 AM
To: CFLETTERS
Cc: Gordon Bailey
Subject: Re CSX Corporation (CSX) No-Action Request Victor Rossi

Re CSX Corporation (CSX) No-Action Request Victor Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

CSX Corporation (CSX)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Victor Rossi

Ladies and Gentlemen:

This is an initial response to the CSX January 4, 2006 no action request.

The company no action request is at least incomplete. It is missing recent key inquiries from the shareholder perspective on whether the company indeed was planning a viable proposal on the general subject of the rule 14a-8 proposal.

The company failed to include the following email messages to the company seeking to clarify how the company could possibly have one company proposal on the ballot that would have different voting percentage requirements for different parts of the proposal. These are some of the missing email messages to the company seeking clarification at the last minute for the convenience of the company:

From: J <olmsted7p@earthlink.net>
Date: Thu, 29 Dec 2005 21:56:28 -0800
To: "Bailey, Gordon" <Gordon_Bailey@CSX.com>
Subject: Re: (CSX=SMV

Mr. Bailey,
Do you know of any previous cases where a management proposal was placed on a definitive proxy and part of the proposal received the necessary votes and part did not. And that one part was then adopted. It would seem that if any part did not get the necessary votes the whole proposal would be doomed.
Why is it not two proposals. Otherwise it seems at least confusing to the average shareholder.
Sincerely,
John Chevedden

From: J <olmsted7p@earthlink.net>
Date: Thu, 29 Dec 2005 09:00:25 -0800
To: "Bailey, Gordon" <Gordon_Bailey@CSX.com>
Subject: Re: (CSX=SMV

Mr. Bailey,
In other words there is one management proposal and part of it could obtain the necessary vote for adoption while another part would not.
John Chevedden

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule

14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
Gordon Bailey <Gordon_Bailey@csx.com>



Gordon F. Bailey, III
Senior Counsel and Assistant Corporate Secretary

500 Water Street (C160)
Jacksonville, FL 32202
Phone: (904) 359-3167
FAX: (904) 245-2204
E-Mail: Gordon_Bailey@csx.com

January 5, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CSX Corporation Response to January 4, 2006 E-mail from Mr. John Chevedden, regarding CSX No-Action Request, dated January 4, 2006, to Omit Rossi Proposal on Simple Majority Vote

Sir or Madame:

On January 4, 2006, CSX submitted to the Staff of the Division of Corporate Finance a request that it will not recommend enforcement action to the SEC if CSX omits a proposal by one of CSX's shareholders, Mr. Victor Rossi.

You have received an initial response to CSX's request (see Attachment 1) from Mr. John Chevedden (on behalf of Mr. Rossi) in which Mr. Chevedden claims that CSX's no action request is "incomplete" because it is missing inquiries from Mr. Chevedden as to whether CSX's proposal is "viable".

In fact, CSX did respond to all of Mr. Chevedden's numerous inquiries, including the one to which he is referring. For your convenience, we attach CSX's response (Attachment 2) to his December 29th inquiry.

In his inquiry, Mr. Chevedden raises a concern because CSX's proposal is separated into two parts. In particular, he expresses a concern that if one part does not receive the requisite approval, the entire proposal fails.

As we explained in the response to Mr. Chevedden and in the proxy excerpt we attached with our submission, approval of part of the proposal by shareholders will not "doom" the entire proposal; rather, only the part that did not receive the requisite approval would fail.

Further, CSX chose to not include this inquiry with its submission because it is not relevant to the determination as to whether Mr. Rossi's proposal has been "substantially implemented" and/or is "substantially duplicative" of CSX's own proposal, thereby making Mr. Rossi's proposal excludable under Rule 14a-8(i)(10) and/or (11).

Sincerely,



Gordon F. Bailey, III
Senior Counsel and Assistant Corporate Secretary

Cc: Mr. John Chevedden

Attachment 1

From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 05, 2006 12:28 AM
To: CFLETTERS@SEC.GOV
Cc: Bailey, Gordon
Subject: Re CSX Corporation (CSX) No-Action Request Victor Rossi

Re CSX Corporation (CSX) No-Action Request - Victor Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

CSX Corporation (CSX)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: Victor Rossi

Ladies and Gentlemen:

This is an initial response to the CSX January 4, 2006 no action request.

The company no action request is at least incomplete. It is missing recent key inquiries from the shareholder perspective on whether the company indeed was planning a viable proposal on the general subject of the rule 14a-8 proposal.

The company failed to include the following email messages to the company seeking to clarify how the company could possibly have one company proposal on the ballot that would have different voting percentage requirements for different parts of the proposal. These are some of the missing email messages to the company seeking clarification at the last minute for the convenience of the company:

From: J <olmsted7p@earthlink.net>
Date: Thu, 29 Dec 2005 21:56:28 -0800
To: "Bailey, Gordon" <Gordon_Bailey@CSX.com>
Subject: Re: (CSX=SMV

Mr. Bailey,
Do you know of any previous cases where a management proposal was placed on a definitive proxy and part of the proposal received the necessary votes and part did not. And that one part was then adopted. It would seem that if any part did not get the necessary votes the whole proposal would be doomed.
Why is it not two proposals. Otherwise it seems at least confusing to the average shareholder.
Sincerely,
John Chevedden

From: J <olmsted7p@earthlink.net>
Date: Thu, 29 Dec 2005 09:00:25 -0800
To: "Bailey, Gordon" <Gordon_Bailey@CSX.com>
Subject: Re: (CSX=SMV

Mr. Bailey,
In other words there is one management proposal and part of it could obtain the necessary vote for adoption while another part would not.
John Chevedden

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
Gordon Bailey <Gordon_Bailey@csx.com>

Attachment 2

1. CSX RESPONSE TO MR. CHEVEDDEN's DECEMBER 29th INQUIRY

"From: Bailey, Gordon
Sent: Friday, December 30, 2005 4:08 PM
To: J
Subject: RE: (CSX=SMV

No, I don't know of any such instances. Responding to your other point, we propose to add two new articles to our charter. One of these new articles would deal with the interested shareholder voting requirements. The other would deal with the voting requirements of the other two-thirds provisions. Based on Virginia law, the two articles have different approval thresholds and if approval is obtained for one of the articles but not the other, then the article that received requisite approval would be added to our charter but the other would not. Virginia law only requires the approval thresholds to be reached. Therefore, this can be structured as two separate proposals or, as we have done, one proposal covering two new articles. Under our approach, the entire proposal would not be doomed if only parts of the proposal receive the necessary votes. We believe it is less confusing to have one proposal that addresses all supermajority voting issues, much like you submitted one proposal each of the last two years.

We hope to hear from you soon on our request for you to withdraw your proposal. If we have not received your agreement to withdraw the proposal by close of business on Tuesday, January 3, 2006, we are prepared to file a no-action letter with the SEC."

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, February 13, 2006 11:16 AM
To: CFLETTERS
Cc: Gordon Bailey
Subject: #2 Re CSX Corporation (CSX) No-Action Request Victor Rossi

#2 Re CSX Corporation (CSX) No-Action Request Victor Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 13, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

CSX Corporation (CSX)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Simple Majority Vote
Shareholder: Victor Rossi

Ladies and Gentlemen:

This adds to the initial January 4, 2006 response to the CSX January 4, 2006 no action request and supplement.

This case may have similarities to International Business Machines Corporation (January 19, 2006) decided on the rule 14a-8(i)(10) issue. IBM purportedly bolstered its rule 14a-8(i)(10) claim extensively with a 14-page letter (not counting exhibit pages) with the bottom line purportedly that IBM had no supermajority vote provisions. However IBM apparently did have such provision because IBM did not obtain Staff concurrence. This IBM case points to the need to scrutinize company claims on purportedly not having supermajority provisions or that company actions to eliminate such provisions will be complete.

I believe that the lesson from the above IBM case is that the supermajority vote issue can be complex and be subject to confusing company mechanisms to defeat corresponding rule 14a-8 proposals. And thus close scrutiny of a company¹s purported proposal for completeness would appear to be prudent.

Another factor to consider in evaluating the company argument on its rule
14a-8(i)(10) claim is the company misplaced rule 14a-8(i)(11) argument. The company claims that under rule 14a-8(i)(11) the shareholder proposal duplicates the company proposal. However rule 14a-8(i)(11) only applies if one shareholder proposal duplicates another shareholder proposal. Thus rule

14a-8(i)(11) is clearly not applicable here. The company raising a clearly not applicable rule 14a-8(i)(11) claim taints its claim based on its more complex rule 14a-8(i)(10) argument.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Victor Rossi
Gordon Bailey <Gordon_Bailey@csx.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated January 4, 2006

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8 (i)(10). In this regard, we note your representation that CSX will provide shareholders at CSX's 2006 annual meeting with an opportunity to approve amendments to CSX's articles of incorporation that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if CSX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CSX relies.

Sincerely,



Mary Beth Breslin
Special Counsel